July 9, 2014
Writer's Direct Contact
+1 (202) 887-1585
slesmes@mofo.com

Mr. Asen Parachkevov, Esq.
Mr. Jeff Long
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Post-Effective Amendment No. 8 - Triangle Capital Corporation (File No. 812-00733)
Dear Messrs. Parachkevov and Long:
On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 2, 2014 and July 3, 2014 (the “Comments”) relating to Post-Effective Amendment No. 8 (“PEA 8”) to the Company’s Registration Statement filed on Form N-2 on June 27, 2014, we submit this letter containing the Company’s responses to the Staff’s Comments.

Legal Comments

1.
Comment: The Staff recognizes that the Company does not yet know the terms of any debt securities it may issue in the future.  The Staff also understands that the Fees and Expenses table will be updated to reflect estimated interest expenses in connection with any such debt securities in any applicable prospectus supplement.  The Staff nonetheless requests that the Company update the Fee and Expense table to include an estimate of potential interest expense and provide a footnote explaining the assumptions upon which such estimate is based unless the Company confirms to the Staff that it has no current intention to offer additional debt securities within the next twelve months.

Response: In response to the Staff’s comment, the Company has provided an estimate of the annual expenses for interest payments on debt securities and the accompanying assumptions within a footnote.

Asen Parachkevov, Esq.
Jeff Long
July 9, 2014

2.
Comment: The Staff requested that the Company confirm that, if it intends to offer any debt securities that differ from its currently outstanding Senior Notes due 2019 and Senior Notes due 2022 (other than with respect to price, term and size of the offering), the Company will file a post-effective amendment to its currently effective registration statement and provide an opportunity for the Staff to review such filing prior to any such offering. The Staff commented that new offerings of debt securities that are consistent with its current Senior Notes should not be characterized as “senior” primarily because there are no securities in the Company’s capital structure that are subordinate to the Senior Notes. The Staff noted its concern that characterizing such debt as “senior” may confuse retail investors.

Response: We confirm on the Company’s behalf that the Company undertakes to file a post-effective amendment to its currently effective registration statement, and provide an opportunity for the Staff to review such filing, prior to offering any unsecured unsubordinated notes that differ materially from its currently outstanding Senior Notes due 2019 and Senior Notes due 2022 other than with respect to price, term and offering size. Such a post-effective amendment may include a prospectus supplement for an existing proposed transaction or a form prospectus supplement that may be used going forward following Staff review of the form. Notwithstanding its concerns that to do so may confuse purchasers of such future notes that will rank pari passu with the Company’s currently outstanding indebtedness, the Company confirms that it will remove the term “senior” from any future offering of unsecured unsubordinated notes that are structured consistently with the Company’s currently outstanding Senior Notes due 2019 and Senior Notes due 2022. The Company also will consider repeating disclosures regarding the priority in interest of any such notes to the line of credit and debt issuances by the Company’s subsidiaries in more places within the prospectus supplement for any such notes to help ensure that prospective purchasers read such disclosure.

Accounting Comments

1.
Comment: The Staff takes the position that the expense ratio in the financial highlights table should include a provision for income taxes. Please confirm that the expense ratio in the financial highlights table includes a provision for income taxes.

Response: As discussed with the Staff on July 2, 2014, the Company respectfully advises the Staff that the expense ratio in the financial highlights table does not include a provision for income taxes. The Company and its auditors have historically taken the position that such provision is immaterial and that the Company should disclose provisions for income tax expense consistently with the manner in which it discloses any net income tax benefits. The Company acknowledges the Staff’s position and hereby

Asen Parachkevov, Esq.
Jeff Long
July 9, 2014

confirms that it will include any provision for income tax (net of applicable benefits) in future financial highlights tables.

2.	Comment: The Staff noted that the expense ratios in the Company’s Form 10-K should be disclosed to two decimal places.

Response: The Company acknowledges the comment and confirms that it will disclose the expense ratio to two decimal places in future filings.
****
The Company hereby acknowledges that:
A.    The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
B.    The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
C.    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We very much appreciate your attention to this matter. Please do not hesitate to call Kelley Howes at (303) 592-2237 or me at (202) 887-1585, if you have any questions or require any additional information.

Sincerely,

   /s/ Scott Lesmes
Scott Lesmes

cc: Steven C. Lilly, Triangle Capital Corp.
John A. Good, Esq
Kelley A. Howes, Esq.

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